11022126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 31 2011
Washington, DC
105

SEC FILE NUMBER
8- 51803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Electronic Broking LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City | NJ | 07311
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Luciano Soldiviero (212)341-9289
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. | New York | NY | 10017
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Electronic Broking LLC, as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SWORN TO AND SUBSCRIBED BEFORE ME THIS DATE

MAY 27 2011

JESSICA NIEVES-ARROYO
Notary Public of New Jersey
My Commission Expires 7/15/2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Electronic Broking LLC
Statement of Financial Condition
March 31, 2011

pwc

ICAP Electronic Broking LLC

Statement of Financial Condition
March 31, 2011

ICAP Electronic Broking LLC
Index
March 31, 2011

pwc

Report of Independent Auditors

To the Member of
ICAP Electronic Broking LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Electronic Broking LLC ("the Company") at March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ICAP Electronic Broking LLC
Statement of Financial Condition
March 31, 2011

(dollars in thousands)

Assets		
Cash and cash equivalents	$	66,085
Cash segregated under federal regulations		5,563
Commission receivable		12,127
Receivable from brokers, dealers and clearing organizations		1,442
Receivable from affiliates		1,098
Prepaid expenses and other assets		969
Total assets	$	87,284
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	26,352
Payable to customers		2,500
Payable to brokers, dealers and clearing organizations		3,801
Payable to affiliates		5,904
Total liabilities		38,557
Commitments and contingencies (Note 6)		
Member's equity		48,727
Total liabilities and member's equity	$	87,284

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Electronic Broking LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S.Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

The Company introduces securities transactions to affiliates for settlement and clearance.

2. Summary of Significant Accounting Policies

The Company's financial statement is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2011 include approximately $66,015 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Such cash equivalents are held by two major financial institutions.

(b) Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of clearing fees, commissions and market data fees.

(c) Doubtful Accounts Allowance

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

(dollars in thousands)

(d) Off-Balance Sheet Collateral

Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of US Treasury obligations with a market value of approximately $18,124, are not reflected in the Statement of Financial Condition. As of March 31, 2011, the Company has not pledged or re-pledged any assets.

(e) Income Taxes

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. Deferred tax assets and liabilities are not reflected on the Statement of Financial Condition as the total net income tax receivable or payable is settled with INAI and FBHI on a current basis.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes,* ("ASC 740"). This standard clarifies the accounting for uncertainty in income taxes by addressing the recognition and measurement of tax positions taken or expected to be taken; and it also provides guidance on de-recognition, classification, interest and penalties and disclosure. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statement. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

3. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2011 include approximately $15,865 of accrued compensation and related expenses, $8,224 of accrued income tax expense, and $2,263 of other accrued expenses.

4. Cash Segregated Under Federal Regulations

Cash in the amount of $5,563 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

(dollars in thousands)

5. Receivables from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at March 31, 2011 consist of the following:

	Receivable		Payable
Clearing fees	$ 921	Clearing fees	$ 539
Other	521	Commission rebate	3,262
	$ 1,442		$ 3,801

6. Commitments and Contingencies

Operating Leases

The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Office Leases	Other Leases	Total
Year Ended March 31,			
2012	$ 596	$ 448	$ 1,044
2013	248	168	416
	$ 844	$ 616	$ 1,460

Office leases contain escalation clauses whereby the rental commitments may be increased.

The Company has provided an irrevocable letter of credit totaling approximately $264, which is fully collateralized by U.S. Treasury obligations, as security for its office lease.

Legal proceedings

The Company is involved in litigation arising in the ordinary course of business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material effect on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

7. Transactions with Affiliates

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of ICAP Securities USA LLC ("USA"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the USA level.

(dollars in thousands)

The Company introduces securities transactions to affiliates for clearance and settlement.

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). On March 31, 2011, $3,218 is payable to an affiliate under this agreement.

The Company has a receivable from an affiliate, Intercapital plc, of $1,022 relating to market data distribution revenue.

Payable to affiliates also includes $2,686 due to ICAP Management Services London for certain expenses incurred in the UK and revenues collected by the Company.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

8. Income Taxes

The Company has recorded income taxes payable to an affiliate of $8,224 which is included in accrued expenses and accounts payable within the Statement of Financial Condition.

The Company's unrecognized tax benefits, including interest and penalties of $129, are recorded on the Statement of Financial Condition as accrued expenses and accounts payable.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time. It is possible that any changes in uncertain tax positions could have a significant impact on the Company's financial statement.

The Company is included in the federal consolidated income tax return of ICAP's US Investment Partnership and Subsidiaries. ICAP's federal corporate income tax returns for the year ended March 31, 2008 and after remain subject to examination.The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2004 and after.

9. Stock Option Plans

ICAP plc 2009 Long Term Incentive Plan

ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which permits executives to defer 25% of their annual bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2011, the total amount of the stock grants outstanding was 74,100.

10. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby employees are allowed to contribute a

(dollars in thousands)

portion of their earnings. On a discretionary basis, the Company matches a portion of the employee contributions. Beginning January 1, 2009, the Company suspended the match portion of the Plan for employees who earn salaries in excess of a certain threshold.

11. Fair Value Measurements

The Company adopted ASC 820, *Fair Value Measurements*, ("ASC 820") effective January 1, 2008. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company's cash and cash equivalents include short-term highly liquid money market mutual funds, which are quoted on a national exchange and therefore considered Level 1 assets.

The Company had no securities owned at March 31, 2011. The Company estimates that the carrying value of its financial instruments recognized on the Statement of Financial Condition (receivables and payables) approximates their fair value as such instruments are short-term in nature.

The Company adopted ASU 2010-6 *"Improving Disclosures about Fair Value Measurements"* ("ASU") effective March 31, 2010. This amended ASC 820 to clarify existing requirements regarding disclosures of inputs, valuation techniques and levels of disaggregation. The ASU also requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made: and (2) additional disclosures in the reconciliation of Level 3 activity; including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2011 the Company did not have any transfers between levels.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2011 the Company had net capital of $39,068 which was $38,818 in excess of its required net capital of $250.

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers (PAIB). At March 31, 2011 the Company was not required to maintain amounts for the exclusive benefit of PAIB participants. The Company has PAIB assets on deposit as collateral

(dollars in thousands)

for trade settlement with a market value of approximately $3,348 which are not recorded on the Company's Statement of Financial Condition (Note 2).

13. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. Even though the Company introduces such transactions to affiliates for clearance and settlement, the clearing firm may look to the Company to meet obligations incurred if either counterparty does not perform. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The contractual amount of purchase and sale transactions for the Company at March 31, 2011 was approximately $223,854 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled in the following month.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

14. Regulatory Developments

In July 2011, certain parts of the Dodd Frank Wall Street Reform and Consumer Protection Act will move from legislation to regulation. Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Company continues to engage with industry and regulators on the aspects of open and fair access to markets, the functioning of inter- dealer brokers ("IDBs") in these markets and capital requirements. Overall it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Therefore the Company will continue to remain engaged with its industry peers and regulators in the formulation of final regulation.

15. Subsequent Events

The Company has performed an evaluation of subsequent events through May 27, 2011 which is the date the financial statement was issued. On April 29, 2011 the Company paid a $25,000 dividend to its direct parent ICAP Securities USA LLC. There have been no other subsequent events that occurred during this period that would require recognition in the financial statement or disclosure as of March 31, 2011 or for the year then ended.